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                                       EXHIBIT
                                       ITEM 11

                  Statement Reference Computation of Per Share Earnings


     Primary earnings (loss) per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents included employee stock options. For this computation, the net income for 1992 was decreased by $21,000, the amount of preferred stock dividends earned but not declared on the outstanding preferred stock. The weighted average number of shares used for this computation was 1,022,402, 1,044,684, 1,012,773, 1,034,972, and 757,203 in 1996, 1995, 1994, 1993 and 1992, respectively.

     Fully diluted earnings per share amounts were computed assuming the preferred stock had been converted to common shares as of January 1,1991, resulting in weighted average number of shares of 1,022,402, 1,044,684, 1,012,773, 1,034,972, and 901,998 in 1996, 1995, 1994, 1993, and 1992,
respectively.